UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Silverbow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

1		NAMES OF REPORTING PERSONS Post Oak Energy Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 970,012[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 970,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[2]
12		TYPE OF REPORTING PERSON (see Instructions) OO

[1] Includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews.

[2] Based upon 16,208,566 shares of common stock outstanding, as reported in the Issuer’s Form S-3 filed with the SEC on November 24, 2021.

Schedule 13G

1		NAMES OF REPORTING PERSONS Post Oak Energy Capital, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 970,012[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 970,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[4]
12		TYPE OF REPORTING PERSON (see Instructions) OO

[3] Includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews.

[4] Based upon 16,208,566 shares of common stock outstanding, as reported in the Issuer’s Form S-3 filed with the SEC on November 24, 2021.

Schedule 13G

1		NAMES OF REPORTING PERSONS Frost W. Cochran
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 970,012[5]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 970,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[6]
12		TYPE OF REPORTING PERSON (see Instructions) IN

[5] Includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews.

[6] Based upon 16,208,566 shares of common stock outstanding, as reported in the Issuer’s Form S-3 filed with the SEC on November 24, 2021.

Schedule 13G

1		NAMES OF REPORTING PERSONS Philip A. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 970,012[7]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 970,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[8]
12		TYPE OF REPORTING PERSON (see Instructions) IN

[7] Includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews.

[8] Based upon 16,208,566 shares of common stock outstanding, as reported in the Issuer’s Form S-3 filed with the SEC on November 24, 2021.

Schedule 13G

1		NAMES OF REPORTING PERSONS Clint S. Wetmore
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 970,012[9]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 970,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[10]
12		TYPE OF REPORTING PERSON (see Instructions) IN

[9] Includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews.

[10] Based upon 16,208,566 shares of common stock outstanding, as reported in the Issuer’s Form S-3 filed with the SEC on November 24, 2021.

Schedule 13G

1		NAMES OF REPORTING PERSONS Ryan J. Mathews
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 970,012[11]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 970,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[12]
12		TYPE OF REPORTING PERSON (see Instructions) IN

[11] Includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews.

[12] Based upon 16,208,566 shares of common stock outstanding, as reported in the Issuer’s Form S-3 filed with the SEC on November 24, 2021.

Schedule 13G

Item	1.
(a)	Name of Issuer:

Silverbow Resources, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

920 Memorial City Way, Suite 850
Houston, Texas 77024

Item	2.
(a)	Name of Person Filing:

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Post Oak Energy Holdings, LLC
2.	Post Oak Energy Capital, LP
3.	Frost W. Cochran
4.	Philip A. Davidson
5.	Clint S. Wetmore
6.	Ryan J. Mathews

The common stock reported in this Schedule 13G includes 376,780 shares owned as of record by PetroEdge Energy IV, LLC, 440,140 shares owned as of record by Sierra EF, LP, and 153,092 shares owned as of record by Tri-C Energy Partners I, LLC. Each of PetroEdge Energy IV LLC, Sierra EF, LP and Tri-C Energy Partners I, LLC is managed by its own board of managers, the majority of which are designated by Post Oak Energy Capital, LP. The General Partner of Post Oak Energy Capital, LP is Post Oak Energy Holdings, LLC. The individual members of Post Oak Energy Holdings, LLC are Frost W. Cochran, Philip A. Davidson, Clint S. Wetmore and Ryan J. Mathews, each of whom disclaims beneficial ownership over the reported shares.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of the Reporting Persons is:

34 S. Wynden Dr, Ste 300
Houston, Texas 77056

(c)	Citizenship:

Please refer to Item 4 on the cover pages for each Reporting Person.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.: 87073T 105

Schedule 13G

Item	3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item	4. Ownership

Information with respect to the Reporting Persons’ ownership is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item	5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item	6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item	8. Identification and Classification of Members of the Group

Not Applicable.

Item	9. Notice of Dissolution of Group

Not Applicable.

Item	10. Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

Post Oak Energy Holdings, LLC

By:	/s/ Philip A. Davidson
Name:	Philip A. Davidson
Title:	Member

Post Oak Energy Capital, LP

By:	/s/ Philip A. Davidson
Name:	Philip A. Davidson
Title:	Member

Frost W. Cochran

By:	/s/ Frost W. Cochran

Philip A. Davidson

By:	/s/ Philip A. Davidson

Clint S. Wetmore

By:	/s/ Clint S. Wetmore

Ryan J. Mathews

By:	/s/ Ryan J. Mathews